Hammer and Nails Willow Glen

Profit and Loss
January - December 2022

	TOTAL
Income	
Gift Certificates Sold	26,736.77
Membership Income	475,415.92
Retail Sales	7,116.12
Services Income	223,084.52
Uncategorized Income	0.00
Total Income	**$732,353.33**
Cost of Goods Sold	
Merchant Card Services	27,841.76
National Ad Fund	2,443.14
Royalties	46,933.27
Service Supplies	18,034.90
Shipping (deleted)	123.07
Total Cost of Goods Sold	**$95,376.14**
GROSS PROFIT	**$636,977.19**
Expenses	
Advertising & Marketing-LOCAL	14,035.51
Assets < $2500	638.50
Bank Charges & Fees	507.00
Dues & Subscriptions	832.81
Employee Motivation	1,123.97
Insurance	8,251.49
Legal & Professional Services	2,740.00
Licenses & Permits	30.00
Meals & Entertainment	
Entertainment (deleted)	429.69
Meals (deleted)	1,782.12
Total Meals & Entertainment	**2,211.81**
Miscellaneous	420.14
Office Expenses	268.27
Payroll Expenses	
Payroll Clearing	0.00
Payroll Tax & Workers Comp	
Payroll Processing Fees	8,083.69
Payroll Taxes Indirect	47,076.77
Workers Comp	5,208.53
Total Payroll Tax & Workers Comp	**60,368.99**

Hammer and Nails Willow Glen

Profit and Loss

January - December 2022

	TOTAL
Payroll Wage Expenses	
Concierge Wages	47,424.26
Management Wages	67,179.52
Technician Wages	360,232.15
Total Payroll Wage Expenses	**474,835.93**
Total Payroll Expenses	**535,204.92**
Postage & Delivery	31.17
Recruiting	2,450.20
Rent & Lease	129,470.97
Repairs & Maintenance	2,302.50
Retirement Plan Fees	1,620.00
Shop Supplies	26,817.16
Software Fees	7,435.64
Training Expenses	182.17
Travel	385.57
Utilities	10,828.29
Total Expenses	**$747,788.09**
NET OPERATING INCOME	**$ -110,810.90**
Other Income	
Other Income	351.56
Total Other Income	**$351.56**
Other Expenses	
Amortization expense	9,150.00
Depreciation	5,903.24
Interest Paid	38,692.05
Penalties (deleted)	250.00
Taxes	
State Taxes	800.00
Total Taxes	**800.00**
Total Other Expenses	**$54,795.29**
NET OTHER INCOME	**$ -54,443.73**
NET INCOME	**$ -165,254.63**

Hammer and Nails Willow Glen

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking Acct #4171	26,598.52
Total Bank Accounts	**$26,598.52**
Other Current Assets	
Employee Advance	5,241.90
Undeposited Funds	0.00
Total Other Current Assets	**$5,241.90**
Total Current Assets	**$31,840.42**
Fixed Assets	
Accumulated Depreciation	-427,853.86
Leasehold Improvements	413,471.71
Machinery & Equipment	14,382.15
Total Fixed Assets	**$0.00**
Other Assets	
Ameris Bank Deposit	60,000.00
Amortizable Asset Accounts	
Accumulated Amortization	-17,398.00
Franchise Licenses	39,950.00
SBA Loan Fees	25,776.25
Total Amortizable Asset Accounts	**48,328.25**
Total Other Assets	**$108,328.25**
TOTAL ASSETS	**$140,168.67**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express (overall)	
AMEX 7-51004	15,767.59
AMEX 7-51079 (deleted)	25.04
Total American Express (overall)	**15,792.63**
Total Credit Cards	**$15,792.63**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	608.59
Sales Tax Payable	0.00

Hammer and Nails Willow Glen

Balance Sheet

As of December 31, 2022

	TOTAL
Total California Department of Tax and Fee Administration Payable	**608.59**
Credit Card Tips	1,523.29
Loan Payable - Bluevine	20,490.67
Payroll Liabilities	0.00
SBA Loan	397,518.34
Total Other Current Liabilities	**$420,140.89**
Total Current Liabilities	**$435,933.52**
Long-Term Liabilities	
Personal Loan	217,900.31
Total Long-Term Liabilities	**$217,900.31**
Total Liabilities	**$653,833.83**
Equity	
Owner's Investment	341,000.00
Retained Earnings	-689,410.53
Net Income	-165,254.63
Total Equity	**$ -513,665.16**
TOTAL LIABILITIES AND EQUITY	**$140,168.67**

Hammer and Nails Willow Glen

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-168,193.99
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R) (deleted)	3,202.94
Employee Advance	-4,701.90
Accumulated Depreciation	5,903.24
Amortizable Asset Accounts:Accumulated Amortization	9,150.00
American Express (overall):AMEX 7-51004	11,631.67
American Express (overall):AMEX 7-51079 (deleted)	25.04
California Department of Tax and Fee Administration Payable	312.22
California Department of Tax and Fee Administration Payable:Sales Tax Payable	0.00
Credit Card Tips	399.35
Loan Payable - Bluevine	20,490.67
Payroll Liabilities	0.00
SBA Loan	-36,704.22
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**9,709.01**
Net cash provided by operating activities	**$ -158,484.98**
INVESTING ACTIVITIES	
Machinery & Equipment	-5,903.24
Net cash provided by investing activities	**$ -5,903.24**
FINANCING ACTIVITIES	
Personal Loan	140,008.31
Net cash provided by financing activities	**$140,008.31**
NET CASH INCREASE FOR PERIOD	**$ -24,379.91**
Cash at beginning of period	50,978.43
CASH AT END OF PERIOD	**$26,598.52**